UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 28, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2022 Results”, dated July 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 28, 2022	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Second Quarter and First Half 2022 Results

28 July 2022

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, reports results for the second quarter and first half ended 2 July 2022:

	2 July	3 July	Reported	Underlying
	2022	2021	growth	growth
	$m	$m	%	%
Second Quarter Results[1,2]
Revenue	1,293	1,335	-3.1	1.2

Half Year Results[1,2]
Revenue	2,600	2,599	-	3.5
Operating profit	242	239
Operating profit margin (%)	9.3	9.2
EPS (cents)	20.2	23.4

Trading profit	440	459
Trading profit margin (%)	16.9	17.6
EPSA (cents)	38.1	38.8

Q2 Trading Highlights1,2

●	Q2 revenue of $1,293 million (2021: $1,335 million), up 1.2% on an underlying basis (down 3.1% on a reported basis including 430bps FX headwind) with one fewer trading day than equivalent prior-year period
●	Orthopaedics revenue declined -1.1% (-4.9% reported) reflecting execution and supply chain challenges, and China VBP
●	Sports Medicine & ENT up 1.9% (-2.4% reported) with growth significantly impacted by the COVID-related lockdown in China
●	Advanced Wound Management up 3.8% (-1.3% reported) with all regions and segments contributing

H1 Highlights1,2

●	H1 revenue of $2,600 million (2021: $2,599 million), up 3.5% on an underlying basis (flat on a reported basis including 350bps FX headwind)
●	Operating profit of $242 million (2021: $239 million)
●	Trading profit of $440 million (2021: $459 million). Trading profit margin of 16.9% (2021: 17.6%) reflects higher input inflation
●	$125 million of 2022 share buyback programme completed to date
●	Interim dividend of 14.4¢, in-line with prior year

2022 Full Year Outlook1,2

●	Unchanged full-year underlying revenue growth guidance of 4.0% to 5.0%
●	Trading profit margin now expected to be around 17.5%, reflecting prolonged impact of the inflationary environment and continued external supply challenges

Strategic Highlights1,2

●	Comprehensive action plan underway to drive excellence in execution supporting Strategy for Growth, focused on:
o	Fixing Orthopaedics
o	Improving productivity

o	Accelerating growth in Advanced Wound Management and Sports Medicine & ENT
●	Continued cadence of new product launches and investment in R&D pipeline

Deepak Nath, Chief Executive Officer, said:

“After only a few months at Smith+Nephew it is clear to me that we have many more opportunities than challenges. Our fundamental competitive position is strong, and we have a clear right to win in all three franchises through product differentiation and proprietary platform technologies. And, importantly, delivery is well on-track in two of the three franchises, providing 60% of our revenue.

“Orthopaedics continues to be held back by execution and supply chain challenges. In the last three months, I have reviewed the business and, together with the team, we have developed a comprehensive plan to drive better execution at pace.

“Our focus is on delivering our transformational strategy. We will drive operational benefits in Orthopaedics, as soon as this year, and build on our strong positions in Advanced Wound Management and Sports Medicine & ENT. I am confident in our ability to transform Smith+Nephew into a structurally higher-growth business delivering greater value for all our stakeholders.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held at 8.30am BST / 3.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/results/.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ or ‘organic’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2021 period.

‘Organic revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by only making the ‘constant currency exchange effect’ adjustment described below.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 32 to 35 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 32 to 35 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2022 Results

Delivering our Transformational Strategy for Growth

Smith+Nephew has a clear Strategy for Growth. Through this we will compound our outperformance in Advanced Wound Management and Sports Medicine & ENT, and regain momentum in Orthopaedics. Our ambition is to transform to a structurally higher-growth company.

Our Strategy for Growth is based on three pillars.

●	First, Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and simply, and deliver the best from our core portfolio.
●	Second, Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.
●	Third, continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

Better Execution at Pace

In recent years we have consistently demonstrated successful execution across Sports Medicine and improved performance from Advanced Wound Management. Following investment, Orthopaedics has a strong portfolio with differentiated products and enabling technologies, but recent performance has been held back by execution and supply chain challenges.

To take the business forward and deliver on our Strategy for Growth pillars to Strengthen and Accelerate, we have in the last three months developed a comprehensive plan to drive better execution at pace, focused on:

●	Fixing Orthopaedics
●	Improving productivity
●	Accelerating growth in Advanced Wound Management and Sports Medicine & ENT

Among the actions to address these are the following:

●	Rewiring Orthopaedics commercial delivery and winning share with our current portfolio through greater focus on differentiated products and procedural innovations and more detailed customer segmentation, aligning sales resources and incentives with the greatest growth opportunities
●	Streamlining the reconstruction portfolio to reduce the number of implant systems in each category and focus sales on lead brands
●	Improving asset utilisation by establishing clear principles on where instrument sets are placed, along with use of digital planning tools
●	Rebuilding demand planning process through closer collaboration between operations and commercial, improving short and long-term planning signals

Along with strengthening Orthopaedics, we see significant opportunities to invest further behind our well performing Advanced Wound Management and Sports Medicine & ENT franchises.

Our actions are focused on maximising the value of our strong portfolio, where we already have leading technology across the franchises. The plan includes clear accountability to ensure sustained impact. We have a refreshed leadership team across Orthopaedics and Global Operations with area specific experience and track record. There is a high cadence of interactions for the responsible teams under the oversight of the Chief Executive Officer. Each area has specific action plans with meaningful KPIs to track progress and ensure accountability.

First Half Delivery of Strategy

We continue to invest behind our manufacturing and supply chain operations to drive productivity. During the first half we opened our new high technology orthopaedics manufacturing facility in Malaysia and announced plans for a new R&D and manufacturing facility for Advanced Wound Management in the UK. We are also closely managing the impact of the widely reported global shortages of some raw materials and components.

Our commitment to innovation is central to our Strategy for Growth and we continue to invest behind recent product launches and in our R&D programme. New product launches in the first half included expanding the robotics-enabled CORI◊ Surgical System by bringing both cementless total knee and total hip arthroplasty onto the platform. Other new innovations include the WOUND COMPASS◊ Clinical Support App, a comprehensive digital support tool for health care professionals that aids wound assessment and decision-making to help reduce practice variation.

We have continued to deliver successful acquisitions, bringing novel and disruptive technologies into our portfolio. In January we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. The system will have an application on CORI in the future.

Second Quarter 2022 Trading Update

Our second quarter revenue was $1,293 million (2021: $1,335 million), up 1.2% year-on-year on an underlying basis. On a reported basis this represented a decline of -3.1%, including a 430bps headwind from foreign exchange (primarily due to the strength of the US Dollar). The second quarter comprised 63 trading days, one less than the equivalent period in 2021.

Two of our three franchises delivered revenue growth in the quarter, with Sports Medicine & ENT up 1.9% (-2.4% reported) and Advanced Wound Management up 3.8% (-1.3% reported). Growth from Sports Medicine was significantly impacted by the recent COVID-related lockdowns in China. Advanced Wound Management delivered growth across all regions and segments. Revenue from Orthopaedics declined -1.1% (-4.9% reported). This performance reflects the implementation of the previously disclosed hip and knee volume-based-procurement (VBP) programme in China.

Revenue growth in our Established Markets was up 1.2% (-3.2% reported). Within this, the US delivered 2.0% revenue growth (2.0% reported) while Other Established Markets was flat (-11.4% reported) reflecting a weak quarter in Asia-Pacific. Emerging Markets revenue was up 0.8% (-3.0% reported) with the expected China performance offset by strong growth in India, Middle East and Latin America as COVID-related restrictions eased.

Second Quarter Consolidated Revenue Analysis

	2 July	3 July	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	530	557	-4.9	-1.1	-	-3.8
Knee Implants	223	226	-1.3	2.7	-	-4.0
Hip Implants	149	161	-7.7	-3.7	-	-4.0
Other Reconstruction(ii)	23	21	6.0	10.8	-	-4.8
Trauma & Extremities	135	149	-8.9	-6.0	-	-2.9

Sports Medicine & ENT	381	391	-2.4	1.9	-	-4.3
Sports Medicine Joint Repair	206	211	-2.3	2.1	-	-4.4
Arthroscopic Enabling Technologies	140	147	-5.0	-0.5	-	-4.5
ENT (Ear, Nose and Throat)	35	33	8.4	11.2	-	-2.8

Advanced Wound Management	382	387	-1.3	3.8	-	-5.1
Advanced Wound Care	178	186	-4.4	3.3	-	-7.7
Advanced Wound Bioactives	134	132	1.8	2.4	-	-0.6
Advanced Wound Devices	70	69	0.9	7.9	-	-7.0

Total	1,293	1,335	-3.1	1.2	-	-4.3

Consolidated revenue by geography
US	690	677	2.0	2.0	-	-
Other Established Markets(iii)	374	422	-11.4	-	-	-11.4
Total Established Markets	1,064	1,099	-3.2	1.2	-	-4.4
Emerging Markets	229	236	-3.0	0.8	-	-3.8
Total	1,293	1,335	-3.1	1.2	-	-4.3

(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

Revenue from our Orthopaedics franchise declined -1.1% (-4.9% reported) in the second quarter. Excluding China, Orthopaedics grew by around 2%.

Knee Implants revenue was up 2.7% (-1.3% reported) and Hip Implants revenue was down -3.7% (-7.7% reported). Our performance was impacted by execution and supply chain challenges, and China VBP. We delivered modest growth across our primary cemented total knee systems, driving benefit from the recovery in elective surgery volumes. We also continued to roll-out the launch of the LEGION◊ CONCELOC◊ Cementless Total Knee System.

Other Reconstruction revenue growth was 10.8% (6.0% reported) with strong demand for the CORI Surgical System.

In Trauma & Extremities revenue declined -6.0% (-8.9% reported) with growth in hip fracture offset by our decision not to participate in the broader roll-out of provincial trauma tenders in China. We continue to invest behind the EVOS◊ Plating System, including launching EVOS Large in the second half of the year.

Sports Medicine & ENT

Sports Medicine & ENT delivered revenue growth of 1.9% (-2.4% reported). Excluding China, growth would have been around 5%.

Sports Medicine Joint Repair revenue was up 2.1% (-2.3% reported) in the quarter, reflecting the previously mentioned COVID-lockdown impact in China offsetting performance elsewhere, which was led by good growth from our knee repair portfolio in Established Markets, as levels of physical activity normalise.

Arthroscopic Enabling Technologies revenue declined -0.5% (-5.0% reported) with growth across fluid management and video offset by continued softness in core COBLATION◊ and patient positioning.

ENT revenue was up 11.2% (8.4% reported) reflecting the continued recovery in procedure volumes from the impact of COVID and successful price increases in the US.

Advanced Wound Management

Advanced Wound Management revenue growth was 3.8% (-1.3% reported).

Advanced Wound Care revenue was up 3.3% (-4.4% reported) including good growth from our infection management portfolio and a strong quarter in Emerging Markets and Japan, Australia and New Zealand.

Advanced Wound Bioactives revenue was up 2.4% (1.8% reported) driven by our skin substitutes portfolio.

Advanced Wound Devices revenue was up 7.9% (0.9% reported), reflecting continued strong growth from our PICO◊ single-use Negative Pressure Wound Therapy System.

First Half 2022 Consolidated Analysis

Smith+Nephew results for the first half ended 2 July 2022:

			Reported
	2022	2021	growth
	$m	$m	%
Revenue	2,600	2,599	-
Operating profit	242	239	1
Acquisition and disposal related items	1	12
Restructuring and rationalisation costs	63	77
Amortisation and impairment of acquisition intangibles	105	87
Legal and other	29	44
Trading profit(i)	440	459	-4
	¢	¢
Earnings per share ('EPS')	20.2	23.4	-14
Acquisition and disposal related items	(0.2)	(2.2)
Restructuring and rationalisation costs	5.8	7.2
Amortisation and impairment of acquisition intangibles	9.4	7.7
Legal and other	2.9	2.7
Adjusted Earnings per share ('EPSA')(i)	38.1	38.8	-2

(i)	See Other Information on pages 32 to 35

First Half 2022 Analysis

Our first half revenue was $2,600 million (H1 2021: $2,599 million), up 3.5% on an underlying basis and flat on a reported basis, including a foreign exchange headwind of 350bps. The first half comprised 127 trading days, one fewer than the equivalent period in 2021.

The Group reported an operating profit of $242 million (H1 2021: $239 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 32 to 35).

Trading profit was $440 million in the first half (H1 2021: $459 million), with a trading profit margin of 16.9% (H1 2021: 17.6%). The margin decline reflects higher input inflation in freight and logistics, the impact of China VBP, as well as sales and marketing expenditure levels returning to more normal levels (see Note 2 to the Interim Financial Statements for global franchise trading profit).

Restructuring costs, primarily related to the Operations and Commercial Excellence programme, totalled $63 million in the first half, with incremental benefits recognised of around $25 million.

Cash generated from operations was $227 million (H1 2021: $459 million) and trading cash flow was $154 million (H1 2021: $404 million) as we saw adverse working capital movements, driven primarily from inventory including from spot buying of raw materials and components to secure supply and mitigate the risk of shortages, and as we continued to invest in capital expenditure, including progressing changes to our manufacturing network (see Other Information on pages 32 to 35 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 35% (H1 2021: 88%), which is expected to improve in the second half of 2022 as inventory balances stabilise and other working capital movements phase out.

The net interest charge within reported results was $32 million (H1 2021: $39 million) with the charge lower than prior year due to debt repayments made in the second half of 2021 and the first half of 2022. The Group’s net debt, excluding lease liabilities, at 2 July 2022 was $2,197 million (see Note 7 to the Interim Financial Statements) with committed facilities of $3.7 billion.

On 18 January 2022 the Group completed the acquisition of Engage Uni, LLC (operating as Engage Surgical) for a provisional fair value consideration of $131 million (see Note 6 to the Financial Statements for further detail). The provisional fair value of assets acquired included $44 million for intangible assets and $84 million for goodwill.

Our reported tax for the period ended 2 July 2022 was a charge of $27 million (H1 2021: $18 million). The tax rate on trading results for the period ended 2 July 2022 was 17.6% (H1 2021: 18.3%) (see Note 4 to the Interim Financial Statements and Other Information on pages 32 to 35 for further details on taxation).

Basic earnings per share (‘EPS’) was 20.2¢ (40.4¢ per ADS) (H1 2021: 23.4¢ per share). Adjusted earnings per share (‘EPSA’) was 38.1¢ (76.2¢ per ADS) (H1 2021: 38.8¢ per share).

Share Buyback

In December 2021 we announced an updated capital allocation policy to prioritise the use of cash as follows:

1.	Invest in innovation to drive organic growth, and to meet our sustainability targets and further embed our ESG agenda
2.	Acquire new technologies and expand in higher growth segments, that have a strong strategic fit and meet our financial criteria
3.	Maintain investment grade credit metrics, our existing progressive dividend policy, and an optimal balance sheet position
4.	Return surplus capital to shareholders through a regular annual buyback, with circa $250 million to $300 million of buybacks proposed in 2022

The share buyback commenced on 22 February 2022. To date $125 million of the 2022 buyback has been completed, with the 7.8 million shares repurchased representing 0.9% of our year end 2021 share count.

Interim Dividend

Consistent with previous periods, the interim dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The interim dividend for the first half of 2022 is therefore 14.4¢ per share (28.8¢ per ADS), in line with last year (H1 2021: 14.4¢ per share). This equates to 12.0p per share at prevailing exchange rates as of 22 July 2022. This dividend is payable on 26 October 2022 to shareholders whose names appear on the register at the close of business on 30 September 2022 (see Note 5 to the Interim Financial Statements for further detail).

2022 Full Year Outlook

In February we announced our guidance for 2022 targeting underlying revenue growth of 4.0% to 5.0% with an expansion in trading profit margin of around 50bps for the full year.

Our revenue growth guidance for 2022 is unchanged at 4.0% to 5.0% (around – 0.2% to +0.8% on a reported basis, including a foreign exchange headwind of 420bps based on exchange rates prevailing on 22 July 2022). As previously disclosed we expect revenue growth to be stronger in the second half than the first half of 2022.

In terms of trading profit margin, we now expect the trading profit margin to be around 17.5%, reflecting prolonged impact of the inflationary environment and continued external supply challenges.

We expect the tax rate on trading results for 2022 to be around 18%, subject to any material changes to tax law, or other one-off items.

Forward calendar

The Q3 Trading Report will be released on 3 November 2022.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology company that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	2 July	3 July	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,071	1,097	-2.3	0.7	-	-3.0
Knee Implants	454	438	3.8	7.3	-	-3.5
Hip Implants	298	315	-5.5	-2.2	-	-3.3
Other Reconstruction(ii)	43	47	-8.3	-5.3	-	-3.0
Trauma & Extremities	276	297	-7.1	-4.9	-	-2.2

Sports Medicine & ENT	778	764	1.8	5.2	-	-3.4
Sports Medicine Joint Repair	426	409	4.1	7.7	-	-3.6
Arthroscopic Enabling Technologies	281	293	-4.1	-0.6	-	-3.5
ENT (Ear, Nose and Throat)	71	62	14.2	16.1	-	-1.9

Advanced Wound Management	751	738	1.7	5.8	-	-4.1
Advanced Wound Care	360	361	-0.4	5.7	-	-6.1
Advanced Wound Bioactives	252	247	2.0	2.3	-	-0.3
Advanced Wound Devices	139	130	7.2	12.9	-	-5.7

Total	2,600	2,599	-	3.5	-	-3.5

Consolidated revenue by geography
US	1,350	1,317	2.5	2.5	-	-
Other Established Markets(iii)	778	831	-6.4	2.6	-	-9.0
Total Established Markets	2,128	2,148	-0.9	2.6	-	-3.5
Emerging Markets	472	451	4.5	7.8	-	-3.3
Total	2,600	2,599	-	3.5	-	-3.5

(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2022 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 2 July 2022

		Half year	Half year
		2022	2021
	Notes	$m	$m
Revenue	2	2,600	2,599
Cost of goods sold		(773)	(806)
Gross profit		1,827	1,793
Selling, general and administrative expenses		(1,411)	(1,383)
Research and development expenses		(174)	(171)
Operating profit	2	242	239
Interest income		3	3
Interest expense		(35)	(42)
Other finance costs		(5)	(9)
Share of results of associates		(1)	10
Gain on disposal of interest in associate	3	-	22
Profit before taxation		204	223
Taxation	4	(27)	(18)
Attributable profitA		177	205
Earnings per shareA
Basic		20.2¢	23.4¢
Diluted		20.2¢	23.3¢

Unaudited Group Statement of Comprehensive Income for the Half Year ended 2 July 2022

	Half year	Half year
	2022	2021
	$m	$m
Attributable profitA	177	205
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	60	25
Taxation on other comprehensive income	(15)	(11)
Total items that will not be reclassified to income statement	45	14

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(99)	(23)
Net gains on cash flow hedges	12	33
Taxation on other comprehensive income	(1)	(4)
Total items that may be reclassified subsequently to income statement	(88)	6
Other comprehensive income for the period, net of taxation	(43)	20
Total comprehensive income for the periodA	134	225

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 2 July 2022

		2 July	31 December	3 July
		2022	2021	2021
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,460	1,513	1,453
Goodwill		3,022	2,989	2,991
Intangible assets		1,316	1,398	1,494
Investments		10	10	10
Investment in associates		185	188	136
Other non-current assets		15	15	26
Retirement benefit assets		170	182	156
Deferred tax assets		168	201	225
		6,346	6,496	6,491
Current assets
Inventories		1,990	1,844	1,750
Trade and other receivables		1,219	1,184	1,212
Current tax receivable		34	106	93
Cash at bank	7	516	1,290	1,387
		3,759	4,424	4,442
TOTAL ASSETS		10,105	10,920	10,933

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	177	177
Share premium		615	614	614
Capital redemption reserve		20	18	18
Treasury shares		(106)	(120)	(140)
Other reserves		(434)	(346)	(323)
Retained earnings		5,125	5,225	4,985
Total equity		5,395	5,568	5,331

Non-current liabilities
Long-term borrowings and lease liabilities	7	2,281	2,848	2,916
Retirement benefit obligations		67	127	151
Other payables		91	67	81
Provisions		41	35	197
Deferred tax liabilities		113	144	137
		2,593	3,221	3,482

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	7	612	491	650
Trade and other payables		1,013	1,096	1,046
Provisions		287	322	209
Current tax payable		205	222	215
		2,117	2,131	2,120
Total liabilities		4,710	5,352	5,602
TOTAL EQUITY AND LIABILITIES		10,105	10,920	10,933

Unaudited Condensed Group Cash Flow Statement for the Half Year ended 2 July 2022

	Half year	Half year
	2022	2021
	$m	$m
Cash flows from operating activities
Profit before taxation	204	223
Net interest expense	32	39
Depreciation, amortisation and impairment	309	294
Share of results of associates	1	(10)
Gain on disposal of interest in associate	-	(22)
Share-based payments expense (equity-settled)	23	23
Net movement in post-retirement obligations	2	(4)
Movement in working capital and provisions	(344)	(84)
Cash generated from operations	227	459
Net interest and finance costs paid	(33)	(38)
Income taxes refunded/(paid)	13	(58)
Net cash inflow from operating activities	207	363

Cash flows from investing activities
Acquisitions, net of cash acquired	(97)	(259)
Capital expenditure	(173)	(175)
Purchase of investments	-	(1)
Distribution from associate	2	4
Net cash used in investing activities	(268)	(431)
Net cash outflow before financing activities	(61)	(68)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	1	2
Proceeds from own shares	5	4
Purchase of own shares	(133)	-
Payment of capital element of lease liabilities	(27)	(28)
Equity dividends paid	(202)	(203)
Cash movements in borrowings	(357)	(73)
Settlement of currency swaps	9	(4)
Net cash used in financing activities	(704)	(302)

Net decrease in cash and cash equivalents	(765)	(370)
Cash and cash equivalents at beginning of year	1,285	1,751
Exchange adjustments	(8)	(2)
Cash and cash equivalents at end of periodB	512	1,379

B	Cash and cash equivalents at the end of the period are net of overdrafts of $4m (3 July 2021: $8m).

Unaudited Group Statement of Changes in Equity for the Half Year ended 2 July 2022

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022	177	614	18	(120)	(346)	5,225	5,568
Attributable profitA	-	-	-	-	-	177	177
Other comprehensive incomeA	-	-	-	-	(88)	45	(43)
Equity dividends paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	23	23
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Purchase of own sharesC	-	-	-	(133)	-	-	(133)
Cost of shares transferred to beneficiaries	-	-	-	18	-	(13)	5
Cancellation of treasury sharesC	(2)	-	2	129	-	(129)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 2 July 2022	175	615	20	(106)	(434)	5,125	5,395

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2021	177	612	18	(157)	(329)	4,958	5,279
Attributable profitA	-	-	-	-	-	205	205
Other comprehensive incomeA	-	-	-	-	6	14	20
Equity dividends paid	-	-	-	-	-	(203)	(203)
Share-based payments recognised	-	-	-	-	-	23	23
Taxation on share-based payments	-	-	-	-	-	1	1
Cost of shares transferred to beneficiaries	-	-	-	17	-	(13)	4
Issue of ordinary share capital	-	2	-	-	-	-	2
At 3 July 2021	177	614	18	(140)	(323)	4,985	5,331

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	During the half year ended 2 July 2022 8.2m ordinary shares were purchased at a cost of $133m and 7.8m shares were cancelled (2021: no ordinary shares were purchased or cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s annual accounts for the year ended 31 December 2021 which were prepared in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2021. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID pandemic has been considered as part of the Group’s adoption of the going concern basis for its Interim Financial Statements for the period ended 2 July 2022, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group’s net debt, excluding lease liabilities, at 2 July 2022 was $2,197 million (see Note 7) with committed facilities of $3.7 billion. The Group has $50 million of private placement debt due for repayment in the second half of 2022. €488 million of term loans are due for repayment in the first half of 2023 and $105 million of private placement debt is due for repayment in the second half of 2023. $1,210 million of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID or other downturns on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of further waves of restrictions on elective procedures. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the forecast period. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2021. The principal risks and uncertainties continue to be: business continuity and business change; commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and taxation and foreign exchange. Further detail on these risks can be found in the 2021 Annual Report of the Group on pages 60-67.

Management has not identified a principal risk for COVID, because the business continuity and business change risk includes a risk for widespread outbreaks of infectious diseases. In addition, management coordinated its response to COVID through a Crisis Management Team that was convened within the existing business continuity and incident management framework. Management also noted that COVID is changing the nature of other principal risks. Examples of these changes include, but are not limited to: government restrictions on exports during a pandemic increase supply risk; increased levels of remote working may increase cybersecurity risk; financial pressure on governments and hospitals caused by COVID increases the likelihood of pricing and reimbursement risk; restrictions on elective surgery increase commercial execution risk; and COVID has increased the risk to our people’s health and wellbeing.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2021. The Group’s statutory financial statements for the year ended 31 December 2021 have been delivered to the Registrar of Companies.

New accounting standards effective 2022

A number of new amendments to standards are effective from 1 January 2022 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which required the most use of management’s estimation in the half year ended 2 July 2022 were: valuation of inventories; liability provisioning and impairment. These are consistent with 31 December 2021 and there has been no change in the methodology of applying these critical estimates since the year ended 31 December 2021.

Management have considered the impact of the continuing uncertainty from COVID:

Valuation of inventories

Management have assessed the continuing impact of COVID on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Management have not changed their methodology for calculating the provision since 31 December 2021, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to higher inventory levels, the provision has increased from $430 million at 31 December 2021 to $483 million at 2 July 2022. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $483 million at 2 July 2022.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in the second half of 2022 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. Management considered whether there had been any changes to the number and value of claims since 31 December 2021 due to COVID and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment

Management have assessed the non-current assets held by the Group at 2 July 2022 to identify any indicators of impairment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. No material impairments were identified as a result of the impairment reviews undertaken.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact.

The following considerations were made in respect of the interim financial statements:

a.	The impact of climate change on the going concern assessment and the viability of the Group over the next three years;
b.	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill; and
c.	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Accordingly, the Group has concluded that there are three reportable segments. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchises in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the franchise presidents, the regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2022	2021
	$m	$m
Segment revenue
Orthopaedics	1,071	1,097
Sports Medicine & ENT	778	764
Advanced Wound Management	751	738
Revenue from external customers	2,600	2,599

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	Half year	Half year
	2022	2021
	$m	$m
Knee Implants	454	438
Hip Implants	298	315
Other Reconstruction	43	47
Trauma & Extremities	276	297
Orthopaedics	1,071	1,097
Sports Medicine Joint Repair	426	409
Arthroscopic Enabling Technologies	281	293
ENT (Ear, Nose & Throat)	71	62
Sports Medicine & ENT	778	764
Advanced Wound Care	360	361
Advanced Wound Bioactives	252	247
Advanced Wound Devices	139	130
Advanced Wound Management	751	738
Total	2,600	2,599

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2022			Half year 2021
	Established Markets (D)	Emerging Markets	Total	Established Markets (D)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,474	375	1,849	1,495	366	1,861
Advanced Wound Management	654	97	751	653	85	738
Total	2,128	472	2,600	2,148	451	2,599

D	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,350 million (2021: $1,317 million), China revenue for the half year was $166 million (2021: $183 million) and UK revenue for the half year was $95 million (2021: $91 million).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2022	2021
	$m	$m
Segment profit
Orthopaedics	193	204
Sports Medicine & ENT	227	214
Advanced Wound Management	217	228
Segment trading profit	637	646
Corporate costs	(197)	(187)
Group trading profit	440	459
Acquisition and disposal related items	(1)	(12)
Restructuring and rationalisation expenses	(63)	(77)
Amortisation and impairment of acquisition intangibles	(105)	(87)
Legal and other	(29)	(44)
Group operating profit	242	239

Acquisition and disposal related items:

For the half year ended 2 July 2022 costs primarily relate to the acquisition and integration of Engage Surgical and prior year acquisitions. These costs were partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the half year ended 3 July 2021 costs primarily relate to the acquisition and integration of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’) and prior year acquisitions.

Restructuring and rationalisation costs:

For the half year ended 2 July 2022 these costs primarily relate to the Operations and Commercial Excellence programme that was announced in February 2020.

For the half year ended 3 July 2021 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles:

For both the half years ended 2 July 2022 and 3 July 2021 charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other:

For the half years ended 2 July 2022 and 3 July 2021 charges relate to legal expenses for ongoing metal-on-metal hip claims. These charges for the half year to 2 July 2022 were partially offset by a credit of $7 million relating to insurance recoveries for ongoing metal-on-metal hip claims.

The half years ended 2 July 2022 and 3 July 2021 also include costs for implementing the requirements of the EU Medical Device Regulation (MDR) which came into effect in May 2021.

3.    Gain on disposal of interest in associate

For the half year ended 2 July 2022 no gain on disposal of interest in associate was separately recorded (half year to 3 July 2021: $22 million) as no significant transactions took place which impacted the Group’s equity holding. At the period end, the Group’s shareholding was approximately 28.5%, slightly reduced from the 29.3% at 31 December 2021 due to the exercise of employee share options.

4.    Taxation

Tax rate

Our reported tax for the period ended 2 July 2022 was a charge of $27 million, with an effective tax rate of 13.2% (H1 2021: $18 million, effective tax rate of 8.1%). The relatively low effective rate of 8.1% in H1 2021 is explained by the non-taxable credit relating to the Bioventus investment, and a one-off increase in deferred tax assets resulting from the increase in the UK corporation tax rate due to take effect from 1 April 2023.

OECD BEPS 2.0 – Pillar Two

The OECD Pillar Two Model Rules introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise (MNEs) groups with global revenue over €750 million. All participating OECD members are required to incorporate these rules into national legislation.  Substantial work remains to be completed by the OECD and national governments on detailed implementation but these rules are likely to result in an increase in our Group tax rate from 2024 onwards. The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

5.    Dividends

The 2021 final dividend totalling $202 million was paid on 11 May 2022. The 2022 interim dividend of 14.4 US cents per ordinary share was approved by the Board on 27 July 2022. This dividend is payable on 26 October 2022 to shareholders whose names appear on the register at the close of business on 30 September 2022. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 10 October 2022. Shareholders may participate in the dividend re-investment plan and elections must be made by 10 October 2022.

6.    Acquisitions

Half year ended 2 July 2022

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US. This acquisition strongly supports Smith+Nephew’s Strategy for Growth by transforming our business through innovation and acquisition, while also providing differentiation for our customers.

The maximum consideration, all payable in cash, is $135 million and the provisional fair value consideration is $131 million and includes $32 million of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes.

The provisional fair value of assets acquired and liabilities assumed are set out below:

Engage Surgical
$m
Intangible assets - Product-related	44
Property, plant & equipment	2
Inventory	2
Trade and other payables	(1)
Net assets	47
Goodwill	84
Consideration (net of nil cash acquired)	131

The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

The cash outflow from acquisitions in H1 2022 of $97 million (H1 2021: $259 million) comprises payments of consideration of $89 million (H1 2021: $237 million) relating to acquisitions in the current period and payments of deferred and contingent consideration of $8 million (H1 2021: $22 million) relating to acquisitions completed in prior periods.

The carrying value of goodwill increased from $2,989 million at 31 December 2021 to $3,022 million at 2 July 2022. The acquisition in the half year ended 2 July 2022 increased goodwill by $84 million, this was partially offset by foreign exchange movements of $51 million.

For the half year ended 2 July 2022 the contribution from Engage Surgical to revenue and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2021

On 4 January 2021, the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. The transaction comprised the acquisition of the entire issued share capital of two wholly owned US subsidiaries of Integra LifeSciences Holdings Corporation group and certain assets of the Extremity Orthopaedics business held both in and outside the US. The maximum consideration is $240 million and the fair value of consideration is $236 million and includes no deferred or contingent consideration.

The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Extremity Orthopaedics into the Group’s existing business, and is expected to be partly deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$m
Intangible assets - Product-related	101
Intangible assets - Customer-related	11
Property, plant & equipment	22
Inventory	41
Other payables	(23)
Net deferred tax liability	(12)
Net assets	140
Goodwill	96
Consideration (net of nil cash acquired)	236

The product-related intangible assets were valued using an excess earnings methodology with the key inputs being revenue, profit and discount rate.

7.	Net debt

Net debt as at 2 July 2022 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	2 July	31 December	3 July
	2022	2021	2021
	$m	$m	$m
Cash at bank	516	1,290	1,387
Long-term borrowings	(2,154)	(2,707)	(2,781)
Bank overdrafts, borrowings and loans due within one year	(562)	(435)	(596)
Net currency swap asset	3	-	-
Net interest rate swap asset	-	-	1
Net debt	(2,197)	(1,852)	(1,989)
Non-current lease liabilities	(127)	(141)	(135)
Current lease liabilities	(50)	(56)	(54)
Net debt including lease liabilities	(2,374)	(2,049)	(2,178)
The movements in the period were as follows:
Opening net debt as at 1 January	(2,049)	(1,926)	(1,926)
Cash flow before financing activities	(61)	186	(68)
Non-cash additions to lease liabilities	(8)	(53)	(12)
Proceeds from issue of ordinary share capital	1	2	2
Proceeds from own shares	5	12	4
Purchase of own shares	(133)	-	-
Equity dividends paid	(202)	(329)	(203)
Exchange adjustments	73	59	25
Net debt including lease liabilities	(2,374)	(2,049)	(2,178)

The Group has $50 million of private placement debt due for repayment in the second half of 2022. €488 million of term loans are due for repayment in the first half of 2023 and $105 million of private placement debt is due for repayment in the second half of 2023.

8a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	2 July	31 December	3 July	2 July	31 December	3 July
	2022	2021	2021	2022	2021	2021	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	64	37	24	64	37	24	Level 2
Investments	10	10	10	10	10	10	Level 3
Contingent consideration receivable	20	20	35	20	20	35	Level 3
Currency swaps	3	2	2	3	2	2	Level 2
Interest rate swaps	-	-	1	-	-	1	Level 2
	97	69	72	97	69	72
Financial assets not measured at fair value
Trade and other receivables	1,057	1,046	1,054
Cash at bank	516	1,290	1,387
	1,573	2,336	2,441
Total financial assets	1,670	2,405	2,513

Financial liabilities at fair value
Acquisition consideration	(100)	(84)	(121)	(100)	(84)	(121)	Level 3
Forward foreign exchange contracts	(34)	(17)	(21)	(34)	(17)	(21)	Level 2
Currency swaps	-	(2)	(2)	-	(2)	(2)	Level 2
	(134)	(103)	(144)	(134)	(103)	(144)
Financial liabilities not measured at fair value
Acquisition consideration	(16)	(7)	(20)
Bank overdrafts	(4)	(5)	(8)
Bank loans	(508)	(859)	(900)
Corporate bond	(993)	(993)	(993)
Private placement debt in a hedge relationship	-	-	(121)
Private placement debt not in a hedge relationship	(1,210)	(1,285)	(1,355)
Trade and other payables	(954)	(1,053)	(963)
	(3,685)	(4,202)	(4,360)
Total financial liabilities	(3,819)	(4,305)	(4,504)

At 2 July 2022 the book value and market value of the corporate bond were $993 million and $800 million respectively (31 December 2021: $993 million and $962 million). At 2 July 2022 the book value and fair value of the private placement debt were $1,210 million and $1,141 million respectively (31 December 2021: $1,285 million and $1,316 million).

In 2020 the Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The Group has a revolving credit facility of $1,000 million and private placement notes of $25 million which are subject to IBOR reform. In 2021 the Group changed the interest rates on its revolving credit facility to SOFR (Secured Overnight Financing Rate) with no material impact arising. The Group expects that the interest rates for the private placement notes will also be changed to SOFR and that no material gain or loss will arise as a result.

There were no transfers between Levels 1, 2 and 3 during the half year ended 2 July 2022 and the year ended 31 December 2021. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 2 July 2022 and the year ended 31 December 2021 for financial instruments measured using Level 3 valuation methods are presented below:

	2 July	31 December
	2022	2021
	$m	$m
Investments
At 1 January	10	9
Additions	-	2
Fair value remeasurement	-	(1)
	10	10

Contingent consideration receivable
At 1 January	20	37
Remeasurements	-	1
Receipts	-	(18)
	20	20

Acquisition consideration liability
At 1 January	(84)	(128)
Arising on acquisitions	(32)	-
Payments	8	23
Remeasurements	8	21
	(100)	(84)

8b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have increased since 31 December 2021 by 180bps to 3.7% and 200bps to 4.7% respectively. The remeasurement gain of $353m was partially offset by a remeasurement loss of $293m from a decrease in asset performances.

9.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2022	2021	2021
Average rates
Sterling	1.30	1.38	1.39
Euro	1.09	1.18	1.20
Swiss Franc	1.06	1.09	1.10
Period end rates
Sterling	1.20	1.35	1.38
Euro	1.04	1.13	1.18
Swiss Franc	1.04	1.10	1.08

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

There have been no changes in the Board of Directors of Smith & Nephew plc to those listed in the Smith & Nephew plc 2021 Annual Report.

By order of the Board:

Deepak Nath	Chief Executive Officer	28 July 2022
Anne-Françoise Nesmes	Chief Financial Officer	28 July 2022

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed consolidated set of financial statements in the interim financial report for the period ended 2 July 2022 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 2 July 2022 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the latest annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards. The Group also prepared those annual accounts in accordance with IFRS as issued by International Accounting Standards Board (‘IASB’).

The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted for use in the UK and in addition to complying with their legal obligation to do so, have also applied IAS 34 as issued by the IASB to them.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Paul Nichols

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

28 July 2022

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,071	1,097	(2.3)	0.7	-	(3.0)
Sports Medicine & ENT	778	764	1.8	5.2	-	(3.4)
Advanced Wound Management	751	738	1.7	5.8	-	(4.1)
Revenue from external customers	2,600	2,599	—	3.5	—	(3.5)

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (EPS).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2022 Reported	2,600	242	204	(27)	177	227	20.2
Acquisition and disposal related items	-	1	-	(2)	(2)	11	(0.2)
Restructuring and rationalisation costs	-	63	63	(13)	50	59	5.8
Amortisation and impairment of acquisition intangibles	-	105	105	(23)	82	-	9.4
Legal and other[7]	-	29	32	(6)	26	57	2.9
Lease liability payments	-	-	-	-	-	(27)	-
Capital expenditure	-	-	-	-	-	(173)	-
Half year 2022 Adjusted	2,600	440	404	(71)	333	154	38.1

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2021 Reported	2,599	239	223	(18)	205	459	23.4
Acquisition and disposal related items	-	12	(19)	(1)	(20)	15	(2.2)
Restructuring and rationalisation costs	-	77	77	(14)	63	43	7.2
Amortisation and impairment of acquisition intangibles	-	87	87	(19)	68	-	7.7
Legal and other[7]	-	44	48	(24)	24	90	2.7
Lease liability payments	-	-	-	-	-	(28)	-
Capital expenditure	-	-	-	-	-	(175)	-
Half year 2021 Adjusted	2,599	459	416	(76)	340	404	38.8

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the half year ended 2 July 2022 costs primarily relate to the acquisition and integration of Engage Surgical and prior year acquisitions. These costs were partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the half year ended 3 July 2021 costs primarily relate to the acquisition and integration of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’) and prior year acquisitions.

Adjusted profit before tax for the half year ended 3 July 2021 additionally excludes gains associated with the transaction resulting in the dilution of the Group’s shareholding in Bioventus as detailed in Note 3 to the Interim Financial statements and acquisition costs incurred by Bioventus.

Restructuring and rationalisation costs: For the half year ended 2 July 2022 these costs primarily relate to the Operations and Commercial Excellence programme that was announced in February 2020.

For the half year ended 3 July 2021 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles: For both the half years ended 2 July 2022 and 3 July 2021 charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the half years ended 2 July 2022 and 3 July 2021 charges relate to legal expenses for ongoing metal-on-metal hip claims. These charges for the half year to 2 July 2022 were partially offset by a credit of $7 million relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the half year ended 3 July 2021 taxation also includes the effect of an increase in deferred tax assets on non-trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023. Trading cash flow additionally excludes $7 million of cash funding to closed defined benefit pension schemes.

The half years ended 2 July 2022 and 3 July 2021 also include costs for implementing the requirements of the EU Medical Device Regulation (MDR) which came into effect in May 2021.